AdMY Technology Group, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144

December 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: AdMY Technology Group, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-254028

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), AdMY Technology Group, Inc., a Delaware corporation (the "Company"), hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company's Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on March 9, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Shekar Ayyar, Chief Executive Officer, AdMY Technology Group, Inc., at the above-mentioned address, with a copy to Adam Brenneman, Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006.

Please do not hesitate to contact Adam Brenneman at (212) 225 2704 or abrenneman@cgsh.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

AdMY Technology Group, Inc.

By: /s/ Harry L. You

Name: Harry L. You

Title: Co-Chairman and Director

cc:  Adam Brenneman
       Cleary Gottlieb Steen & Hamilton LLP
       One Liberty Plaza
       New York, New York 10006

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